Media Release

Rio Tinto to review options in Bougainville Copper Limited

18 August 2014

In light of recent developments in Papua New Guinea, including the new mining legislation passed earlier this month by the Autonomous Bougainville Government (ABG), Rio Tinto has decided now is an appropriate time to review all options for its 53.83 per cent stake in Bougainville Copper Limited (BCL).

For some time, BCL has been involved in discussions with the Government of Papua New Guinea, the ABG and landowners about whether it would participate in a future potential return to mining at Panguna.

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